UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Emeritus Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

291005106

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AP Summerville, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 63,224 shares of Common Stock

	8.	Shared Voting Power

	9.	Sole Dispositive Power 63,224 shares of Common Stock

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,224 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kronus Property III, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 63,224 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 63,224 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,224 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Real Estate Investment Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,859,008 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,859,008 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,859,008 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Real Estate Management III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,859,008 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,859,008 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,859,008 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Real Estate Management III, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,859,008 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,859,008 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,859,008 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Real Estate Advisors III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,859,008 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,859,008 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,859,008 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Real Estate Capital Advisors III, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,859,008 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,859,008 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,859,008 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AP Summerville II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 44,056 shares of Common Stock

	8.	Shared Voting Power

	9.	Sole Dispositive Power 44,056 shares of Common Stock

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,056 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kronus Property IV, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 44,056 shares of Common Stock

	9.	Sole Dispositive Power 44,056 shares of Common Stock

	10.	Shared Dispositive Power 44,056 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,056 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Real Estate Investment Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,194,136 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,194,136 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,194,136 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Real Estate Management IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,194,136 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,194,136 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,194,136 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 291005106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Real Estate Management IV, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,194,136 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,194,136 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,194,136 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Real Estate Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,194,136 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,194,136 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,194,136 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Real Estate Capital Advisors IV, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,194,136 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,194,136 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,194,136 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) CO

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.
Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the shares of common stock, par value $0.0001 (the “Common Stock”), of Emeritus Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 3131 Elliot Avenue, Suite 500, Seattle, Washington  98121.

Item 2.	Identity and Background

This Schedule 13D is filed jointly by (i) AP Summerville, LLC, a Delaware limited liability company (“APS”), (ii) Kronus Property III, Inc., a Delaware corporation (“Kronus III”), (iii) Apollo Real Estate Investment Fund III, L.P., a Delaware limited partnership (“AREIF III”), (iv) Apollo Real Estate Management III, L.P., a Delaware limited partnership (“AREM III LP”), (v) Apollo Real Estate Management III, Inc., a Delaware corporation (“AREM III Inc.”), (vi) Apollo Real Estate Advisors III, L.P. (“AREA III”), (vii) Apollo Real Estate Capital Advisors III, Inc. (“ARECA III”), (viii) AP Summerville II, LLC (“APS II”), (ix) Kronus Property IV, Inc., a Delaware corporation (“Kronus IV”), (x) Apollo Real Estate Investment Fund IV, L.P., a Delaware limited partnership (“AREIF IV”, and together with APS, APS II and AREIF III, the “Apollo Funds”), (xi) Apollo Real Estate Management IV, L.P., a Delaware limited partnership (“AREM IV LP”), (xii) Apollo Real Estate Management IV, Inc., a Delaware corporation (“AREM IV Inc.”), (xiii) Apollo Real Estate Advisors IV, L.P. (“AREA IV”), and (xiv) Apollo Real Estate Capital Advisors IV, Inc. (“ARECA IV”).  APS, Kronus III, AREIF III, AREM III LP, AREM III Inc., AREA III, ARECA III, APS II, Kronus IV, AREIF IV, AREM IV LP, AREM IV Inc., AREA IV and ARECA IV are referred to collectively as the “Reporting Persons.”  The address of the principal office of each of the Reporting Persons is c/o Apollo Real Estate Advisors, 60 Columbus Circle, 20th Floor, New York, New York 10023.

APS and APS II are principally engaged in the business of investing in securities of the Issuer.  AREIF III and AREIF IV are principally engaged in the business of investing in securities of the Issuer and others.  AREIF III is the sole member of APS, and AREIF IV is the sole member of APS II.  Kronus III is principally engaged in the business of providing advice regarding investments by and serving as the manager of APS and other affiliates of AREIF III.  Kronus IV is principally engaged in the business of providing advice regarding investments by and serving as the manager of APS II and other affiliates of AREIF IV.  AREA III is principally engaged in the business of providing advice regarding investments by and serving as the general partner of AREIF III.  AREM III LP is principally engaged in the business of serving as the manager of AREIF III.  AREA IV is principally engaged in the business of providing advice regarding investments by and serving as the general partner of AREIF IV.  AREM IV LP is principally engaged in the business of serving as the manager of AREIF IV.  AREM III Inc. is the general partner of AREM III LP.  AREM III Inc. is principally engaged in the business of serving as the general partner of AREM III LP.  AREM IV Inc. is the general partner of AREM IV LP.  AREM IV Inc. is principally engaged in the business of serving as the general partner of AREM IV LP.

ARECA III is the general partner of AREA III.  ARECA III is principally engaged in the business of serving as the general partner of AREA III.  ARECA IV is the general partner of AREA IV.  ARECA IV is principally engaged in the business of serving as the general partner of AREA IV.

Attached as Appendix A to Item 2 is information concerning the executive officers and directors of Kronus III, Kronus IV, AREM III Inc., AREM IV Inc., ARECA III and ARECA IV and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On March 29, 2007, the Issuer, Boston Project Acquisition Group, a Delaware corporation and a wholly-owned subsidiary of the Issuer (the “Subsidiary”), Summerville Senior Living, Inc., a Delaware corporation (“Summerville”), the Apollo Funds and certain other parties entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Subsidiary would merge with and into Summerville, and the Issuer would become the sole stockholder of Summerville (the “Merger”).  Closing of the Merger took place on August 31, 2007.

Pursuant to the Merger Agreement, (i) each outstanding share of common stock of Summerville was cancelled and no consideration was issued in exchange therefor; (ii) each outstanding share of Preferred Series A of Summerville was converted into the right to receive 0.00188417 shares of Common Stock of the Issuer; (ii) each outstanding share of Preferred Series B-1 of Summerville was converted into the right to receive 0.00244942 shares of Common Stock of the Issuer; (iii)  each outstanding share of Preferred Series B-2 of Summerville was converted into the right to receive 0.00489884 shares of Common Stock of the Issuer; (iv)  each outstanding share of Preferred Series C-1 of Summerville was converted into the right to receive 0.00659459 shares of Common Stock of the Issuer; (v) each outstanding share of Preferred Series C-2 of Summerville was converted into the right to receive 0.00000000 shares of Common Stock of the Issuer; (vi) each outstanding share of Preferred Series D of Summerville was converted into the right to receive 0.00706563 shares of Common Stock of the Issuer; (vii)  each outstanding share of Preferred Series E of Summerville was converted into the right to receive 0.00912798 shares of Common Stock of the Issuer; (viii) each outstanding share of Preferred Series F of Summerville was converted into the right to receive 0.09420840 shares of Common Stock of the Issuer; and (ix) each outstanding share of Preferred Series G of Summerville was converted into the right to receive 1.87958710 shares of Common Stock of the Issuer, including the shares of Summerville held by the Apollo Funds.

In addition, AREIF III and AREIF IV held an aggregate amount of $49,086,200 of debt issued by Summerville, which was fully satisfied by the issuance of 6,058,192 shares of common stock of the Issuer to AREIF III and AREIF IV upon consummation of the Merger on August 31, 2007.

AREIF III and AREIF IV also held warrants for the purchase of 2,477,000 Preferred Series E stock and 400,000 Preferred Series F stock of Summerville, which were exercised on August 30, 2007 in connection with the Merger.  The shares of Preferred Series E and Preferred Series F stock of Summerville acquired by AREIF III and AREIF IV were subsequently converted into the right to receive shares of Common Stock of the Issuer upon closing of the Merger, as described above.

The original purchase price paid by the Apollo Funds for the Summerville stock came from capital contributions through their investors.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement.  The Merger Agreement is attached as Exhibit 1 attached hereto.

Item 4.	Purpose of Transaction

On August 31, 2007, the Subsidiary merged with and into Summerville, pursuant to an Agreement and Plan of Merger dated March 29, 2007, among the Issuer, the Subsidiary, Summerville, the Apollo Funds and certain other parties.  Upon consummation of the Merger, Summerville became a wholly-owned subsidiary of the Issuer.

All of the shares of Common Stock reported herein were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer
The Apollo Funds own of record an aggregate of 8,053,144 Shares of Common Stock of the Issuer, which represent approximately 20.7 % of the outstanding Common Stock of the Issuer.

The shares of Common Stock shown as beneficially owned by AREIF III and AREIF IV, respectively, include the shares of Common Stock owned of record by APS and APS II, respectively.  The shares of Common Stock reported as beneficially owned by Kronus III, AREA III, AREM III LP, ARECA III and AREM III Inc. include the shares of Common Stock owned of record by APS and AREIF III.  The shares of Common Stock reported as beneficially owned by Kronus IV, AREA IV, AREM IV LP, ARECA IV and AREM IV Inc. include the shares of Common Stock owned of record by APS II and AREIF IV.  The Apollo Funds, Kronus III, Kronus IV, AREA III, AREA IV, AREM III LP, AREM IV LP, ARECA III, ARECA IV, AREM III Inc. and AREM IV Inc. each disclaim beneficial ownership of the shares of the Issuer’s Common Stock in excess of their pecuniary interests, if any, and the filing of this Schedule 13D and any amendment thereto shall not be construed as an admission that any such person is the beneficial owner of, or has any pecuniary interest in, any such securities.

(a)   See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.  The percentage of Common Stock beneficially owned by the Reporting Persons is based on 38,775,831 outstanding shares of Common Stock of the Issuer as of September 10, 2007, based on the outstanding number of shares of Common Stock of the Issuer as reported by the Issuer in its proxy statement on Schedule 14A filed with the SEC on August 3, 2007, plus additional shares issued in connection with (i) a stock offering after such date, and (ii) the Merger, based on information given by the Issuer.

(b) See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.
(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Shareholders Agreement

The Shareholders Agreement by and among the Issuer, the Apollo Funds and certain other entities, effective as of August 31, 2007 (the “Shareholders Agreement”), contains provisions relating to board composition, transfer restrictions and other matters.  Pursuant to the Shareholders Agreement, all of the shareholders that entered into the Shareholders Agreement agreed to vote all shares of Common Stock held by them to elect individuals designated by various shareholders, including the Apollo Funds, to the board of directors of the Issuer immediately following the consummation of the Merger. Each of the shareholders that entered into the Shareholders Agreement also agreed to restrictions on transfers, subject to certain exceptions such as transfers pursuant to an effective registration statement, and agreed that, in the event any such shareholder proposes to transfer more than thirty percent of the shares beneficially owned by the shareholder (other than certain permitted transfers) in a transaction or series of related transactions, the other shareholders shall have the right to participate in such transfer on a pro rata basis.

The foregoing description of the Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement.  See the Shareholders Agreement, which is attached as Exhibit 2 hereto and is incorporated into this Item 6 by reference.

Registration Rights Agreement

The Registration Rights Agreement by and among the Issuer, the Apollo Funds and certain other entities, effective as of August 31, 2007 (the “Registration Rights Agreement”) provides that the Issuer will file a shelf registration statement covering shares of Common Stock owned by APS and AREIF III and certain shares owned another stockholder not affiliated with the Reporting Persons, on or prior to January 1, 2008.  Pursuant to the terms of the Registration Rights Agreement, the Apollo Funds were also granted two demand registration rights, exercisable on or after March 1, 2009, to register shares of Common Stock for resale under the Securities Act of 1933, as amended, as well as the right to include certain shares of the Common Stock on registration statements (other than on Forms S-4 or S-8) otherwise filed by the Issuer. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement.  See the Registration Rights Agreement, which is attached as Exhibit 3 hereto and is incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1:

Agreement and Plan of Merger by and among the Issuer, the Subsidiary, Summerville, APS, APS II, AREIF III, AREIF IV, Daniel R. Baty and Saratoga Partners IV, L.P., dated as of March 29, 2007 (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on April 2, 2007).

Exhibit 2:

Shareholders Agreement by and among the Issuer, the Apollo Funds, Daniel R. Baty, Catalina General Partnership L.P., Columbia Select, L.P., B.F. Limited Partnership, Saratoga Partners IV, L.P., Saratoga Coinvestment IV, LLC, and Saratoga Management

Company, LLC, dated as of March 29, 2007 (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 2, 2007).
Exhibit 3:

Registration Rights Agreement by and among the Issuer, the Apollo Funds, Granger Cobb, Daniel R. Baty, Catalina General Partnership L.P., Columbia Select, L.P., B.F. Limited Partnership, Saratoga Partners IV, L.P., Saratoga Coinvestment IV, LLC, and Saratoga Management Company, LLC, dated as of March 29, 2007 (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on April 2, 2007).

Exhibit 4:	Joint Filing Agreement dated as of September 10, 2007, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: September 10, 2007	AP SUMMERVILLE, LLC

	By:	APOLLO REAL ESTATE INVESTMENT FUND III,
L.P.
Its Sole Member

		By:	APOLLO REAL ESTATE ADVISORS III, L.P.
Its General Partner

		By:	APOLLO REAL ESTATE CAPITAL
ADVISORS III, INC.
Its General Partner

			By:	/s/ Stuart Koenig
				Name:	Stuart Koenig
				Title:	Vice President

Date: September 10, 2007	KRONUS PROPERTY III, INC.

	By:	/s/ Stuart Koenig
	Name:	Stuart Koenig
	Title:	Vice President

Date: September 10, 2007	APOLLO REAL ESTATE INVESTMENT FUND III, L.P.

	By:	APOLLO REAL ESTATE ADVISORS III, L.P.
Its General Partner

		By:	APOLLO REAL ESTATE CAPITAL
ADVISORS III, INC.
Its General Partner

		By:	/s/ Stuart Koenig
			Name:	Stuart Koenig
			Title:	Vice President

Date: September 10, 2007	APOLLO REAL ESTATE ADVISORS III, L.P.

	By:	APOLLO REAL ESTATE CAPITAL
ADVISORS III, INC.
Its General Partner

		By:	/s/ Stuart Koenig
			Name:	Stuart Koenig
			Title:	Vice President

Date: September 10, 2007	APOLLO REAL ESTATE CAPITAL ADVISORS III, INC.

	By:	/s/ Stuart Koenig
		Name:	Stuart Koenig
		Title:	Vice President

Date: September 10, 2007	APOLLO REAL ESTATE MANAGEMENT III, L.P.

	By:	APOLLO REAL ESTATE MANAGEMENT III, INC.
Its General Partner

		By:	/s/ Stuart Koenig
			Name:	Stuart Koenig
			Title:	Vice President

Date: September 10, 2007	APOLLO REAL ESTATE MANAGEMENT III, INC.

	By:	/s/ Stuart Koenig
	Name:	Stuart Koenig
	Title:	Vice President

Date: September 10, 2007	AP SUMMERVILLE II, LLC

	By:	APOLLO REAL ESTATE INVESTMENT FUND IV,
L.P.
Its Sole Member

		By:	APOLLO REAL ESTATE ADVISORS IV, L.P.
Its General Partner

		By:	APOLLO REAL ESTATE CAPITAL
ADVISORS IV, INC.
Its General Partner

			By:	/s/ Stuart Koenig
				Name:	Stuart Koenig
				Title:	Vice President

Date: September 10, 2007	KRONUS PROPERTY IV, INC.

	By:	/s/ Stuart Koenig
		Name:	Stuart Koenig
		Title:	Vice President

Date: September 10, 2007	APOLLO REAL ESTATE INVESTMENT FUND IV, L.P.

	By:	APOLLO REAL ESTATE ADVISORS IV, L.P.
Its General Partner

		By:		APOLLO REAL ESTATE CAPITAL
ADVISORS IV, INC.
Its General Partner

		By:	/s/ Stuart Koenig
			Name:	Stuart Koenig
			Title:	Vice President

Date: September 10, 2007	APOLLO REAL ESTATE ADVISORS IV, L.P.

	By:	APOLLO REAL ESTATE CAPITAL
ADVISORS IV, INC.
Its General Partner

		By:	/s/ Stuart Koenig
			Name:	Stuart Koenig
			Title:	Vice President

Date: September 10, 2007	APOLLO REAL ESTATE CAPITAL ADVISORS IV, INC.

	By:	/s/ Stuart Koenig
		Name:	Stuart Koenig
		Title:	Vice President

Date: September 10, 2007	APOLLO REAL ESTATE MANAGEMENT IV, L.P.

	By:	APOLLO REAL ESTATE MANAGEMENT IV, INC.
Its General Partner

		By:	/s/ Stuart Koenig
			Name:	Stuart Koenig
			Title:	Vice President

Date: September 10, 2007	APOLLO REAL ESTATE MANAGEMENT IV, INC.

	By:	/s/ Stuart Koenig
		Name:	Stuart Koenig
		Title:	Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and directors of Apollo Real Estate Management III, Inc., Apollo Real Estate Management IV, Inc., Apollo Real Estate Capital Advisors III, Inc., and Apollo Real Estate Capital Advisors IV, Inc. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

The principal occupations of each of the directors and principal executive officers of Apollo Real Estate Management II, Inc, Apollo Real Estate Management IV, Inc., Apollo Real Estate Capital Advisors III, Inc., and Apollo Real Estate Capital Advisors IV, Inc. (the “Principals”) is to act as executive officers and directors of Apollo Real Estate Management III, Inc., Apollo Real Estate Management IV, Inc., Apollo Real Estate Capital Advisors III, Inc., and Apollo Real Estate Capital Advisors IV, Inc. and other related investment managers.

The business address of each of the Principals is c/o Apollo Real Estate Advisors, 60 Columbus Circle, New York, New York 10023.  Each of the Principals is a citizen of the United States.  Each of the Principals disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.